Mail Stop 0306

May 20, 2005




Mr. Robert A. Connors
Chief Financial Officer
Fiberstars, Inc.
44259 Nobel Drive
Fremont CA 94538

	RE:	Fiberstars, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-24230

Dear Mr.Connors:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the period ending December 31, 2004

Item 9A Controls and Procedures - Page 24

1. We note your statement that the chief executive officer and chief financial officer have concluded that because of the material weakness in your internal controls discussed in Item 9A(b), the company`s disclosure controls and procedures "were not fully effective" (emphasis added). Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are not effective. In future filings, revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are not effective except to the extent they are effective (we note the disclosure that "Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards, subject to the deficiencies and weaknesses identified and discussed below."). Refer to Item 307 of Regulation
S-K.

Footnotes to Financial Statements - Page F-8

Stock-Based Compensation - Page F-12

2. We refer to your Current Report Form 8-K dated March 15, 2005, filed March 16, wherein you say that you adjusted the year end net loss of $213,000, as earlier reported, to a net loss of $341,000, indicating the amount was adjusted to reflect a $120,000 non-cash charge for a change in accounting for options granted to one of your directors. You also indicate that in the prior earnings release "the options had been valued under the intrinsic method, and are now re-valued under the fair value method" (emphasis added). Supplementally, please tell us why the change in accounting was appropriate and compliant with U.S. generally accepted accounting principles. Also, confirm that accuracy of your policy footnote disclosures which indicate that you account for the stock compensation plans under the recognition and measurement principles of APB Opinion No. 25. We may have further comments after reviewing your response.
3. To this regard, we do not believe it is sufficient to explain your accounting policy by referring only to the authoritative announcement. The average reader will not know the accounting as prescribed by APB Opinion No. 25. In future filings please expand your policy note disclosures to explain in detail your accounting policy for equity instrument issuances to both employees and non-employees.




*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

							Sincerely,


							Jay Webb
							Reviewing Accountant
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Robert A. Connors
Fiberstars, Inc.
May 20, 2005
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